JENNIFER W. PILEGGI
CON-WAY INC.
2855 CAMPUS DRIVE, SUITE 300
SAN MATEO, CA 94403
650-378-5200




                                 January 10, 2008



VIA EDGAR

Daniel Morris
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

     RE:     Con-way Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed on March 9, 2007
             File No. 001-05046

Dear Mr. Morris:

     Con-way Inc. (the "Company") is submitting this supplemental letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 10, 2007 (the "Comment Letter"), with respect to the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on March 9, 2007 (File No. 001-05046) (the "Proxy Statement"). This letter responds to comment 3 of the Comment Letter.

     For the convenience of the Staff, comment 3 from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter have the meanings given to those terms in the Proxy Statement.

3. You have not disclosed all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. While we note your response to prior comment 6, causal connection between the disclosure of all performance targets and any competitive harm is not clear. If you believe that certain of your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 6 for additional guidance, as appropriate.

     RESPONSE: In its 2008 proxy statement the Company agrees to disclose all performance targets in accordance with Item 402(b) of Regulation S-
     K. In subsequent filings, the Company will disclose all performance targets in accordance with Item 402(b) of Regulation S-K unless, as to any performance targets adopted after the date of this letter, the Company has previously provided to the Staff an analysis acceptable to the Staff articulating with specificity how the disclosure of such performance targets might be expected to place us at a competitive disadvantage. The undertaking in the prior sentence shall not be deemed to constitute a waiver of the Company's rights under the federal securities laws, the rules of the Commission or otherwise.


                                    * * *

     If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (650) 378-5326.

                                Very truly yours,

                                /s/ Jennifer W. Pileggi

                                Jennifer W. Pileggi
                                Senior Vice President, General Counsel
                                and Secretary